

Mail Stop 7010

January 11, 2008

<u>via U.S. mail and facsimile</u>

Mr. Fletcher A. Robbe
Agent for Service
2901 W. Coast Hwy.
Suite 200
Newport Beach CA 92663

> **Re: New Paradigm Productions, Inc.**
> **Form S-1**
> **Filed December 14, 2007**
> **File No. 333-148073**

Dear Mr. Robbe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one area of the document, but our silence on similar or

related disclosure elsewhere in the document does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.   We note that you have not filed most of your exhibits. We will need time to review all omitted exhibits. You can expedite the review process by filing all such documents promptly.

3.   We note that you expect to change your name to China Marine Food Group Limited effective around January 9, 2008. With your next amendment please reflect your new name, or tell us why you have not yet changed it.

The Company

Our Background History, page 5

4.   We note, between September 13, 2007 and November 17, 2007, you completed the SPA with HFI, the special dividend and the transaction with Nice Enterprise. Expand your disclosure to clearly set forth the nexus between those various transactions. Among other things:
   a.   state the business purpose of the SPA with HFI;
   b.   state the business purpose of the special dividend and its nexus to the transaction with HFI. It would appear that the company had few assets and no operations as of September 30, 2007;
   c.   indicate whether the transaction with HFI and Nice Enterprise were, in any way, contingent on each other or whether the Nice transaction was being contemplated at the time of the HFI transaction; and
   d.   indicate any preexisting affiliations between any of the company, HFI or Nice.

5.   Indicate how much, if any of the special dividend was paid to HFI. We note that the dividend record was September 12, 2007.

6.   We note that Halter paid $400,000 for your stock, and the cash dividend of $392,028 to your shareholders was funded by the proceeds of the stock sale to Halter. File the Stock Purchase Agreement with Halter as an exhibit.

Identify the natural persons who were the beneficial owners of a majority of the stock of Halter and the natural persons who were the beneficial owners of a majority of your stock at the time of the transactions. We may have more comments.

Our Reverse Acquisition of Nice Enterprise and Related Financing, page 6

7.   Identify the natural persons who were the beneficial owners of Nice Enterprises
      prior to the reverse acquisition.

8.   In the second paragraph, identify or cross-reference the "certain accredited
      investors."

9.   State whether the selling shareholders received the stock they are registering in the
      Form S-1 in the private placement that closed concurrently with the reverse
      acquisition.

10.   Explain how the warrants are exercisable "in cash or on a cashless basis."

The Offering, page 8

11.   You indicate the number of shares of common stock being offered is 11,122,138,
      but you register 13,291,942 shares for resale. Please advise.

Risk Factors, page 10

General

12.   Many of your risk factors could apply to any company in your business. You
      should cite risks that are particularly relevant to you and your disclosure should
      make clear how they impact you specifically. Delete "boilerplate risks," or revise
      them to explain how they specifically relate to your operations. Refer to Item
      503(c) of Regulation S-K. We note, for example, the risk factors entitled "Outbreak
      of disease or widespread contamination…," on page 13, "Any outbreak of fire,
      earthquake, tsunami..," on page 15, "We may be affected by dramatic reduction in
      fish resources," page 15, "The outbreak of avian flu virus…," on page 18, "Negative
      publicity may affect our share price," on page 21, and "Our common stock is
      quoted on the OTCBB…," on page 21. Please revise your disclosure to explain how
      each of these factors specifically relate to your operations.

13. The sub-captions to your risk factors must adequately describe the risk. Refer to Item 503(c) of Regulation S-K. Many of your sub-captions only state a fact. We note, as examples only, the risk factors entitled "We are dependent on major customers," page 10, "We are dependent on major suppliers," page 11, "We do not have contracts with our long-term suppliers or customers," page 11, and "We are dependent on our Executive Directors and Executive Officers," on page 14. Revise your sub-captions accordingly.

We bear the risk of loss of shipment…, page 14

14. Tell us supplementally why you do not insure the risk of loss in shipment.

Cessation of government subsidies for our PRC subsidiaries may affect our profitability, page 18

15. The amounts of subsidies that you cite do not appear to be material either to your revenues or net income. Delete this risk or explain to us why you feel that this is material disclosure.

Selling Stockholders, page 22

16. Provide the name of the natural person who has the power to vote or dispose of the stock for Sterne Agee & Leach, Inc.

17. Identify each of your selling shareholders who are broker-dealers as underwriters unless you can state that they obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Description of Securities, page 31

General

18. Briefly describe any provision of your charter or bylaws that would have the effect of delaying or preventing a change of control. We note for example you have authorized blank check preferred stock. Refer to Item 202(a)(5) of Regulation S-K.

Description of Business, page 33

19. You indicate that Mingxiang and Jixiang are "property holding companies." Please discuss those operations.

Distribution Network, page 50

20. Provide more detail regarding your requirements in selecting distributors.

We have established strong relationships with our customers/distributors; page 52

21. Indicate or cross-reference the percentage of sales represented by each party listed.

Quality Assurance, page 59

22.   Similar to your description of the HACCP certification process, please also briefly describe the EU and ISO certification processes.

23. We note your reference to meeting the standards under the SSOP and GMP quality assurance systems. Please briefly describe the certification process and spell out the acronyms SSOP and GMP.

Environmental Law Compliance, page 60

24. Discuss the material effects compliance with environmental laws may have upon your capital expenditures, earnings and competitive position. Refer to Item 101(c)(xii) of Regulation S-K.

Market for Common Equity and Related Stockholder matters

Market Information, page 63

25. Please state that the quotations for your common stock reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. Refer to Item 201(a)(iii) of Regulation S-K.

Selected Financial Data, page 64

26. Please revise to clarify footnotes (1) and (2) in your tabular presentation. Disclose in more detail the basis for your assumption of the common stock outstanding.

Management's Discussion and Analysis of Plans of Operations and Results of
Operations, page 65

General

27.   Please expand your discussion in your MD&A to:
   - discuss decisions concerning trends, demands, commitments, events and
     uncertainties that involve consideration of financial, operational and other
     information known to the company; and
   - provide analysis of known material trends, events, demands, commitments
     and uncertainties. MD&A should not be merely a restatement of financial
     statement information in a narrative form.

   As an example, you state on page 71 that during the nine months ended
   September 30, 2007, you decreased the number of vessels and they made ~~less~~
   fewer trips due to higher fuel costs. Please explain the effect the decrease in the
   number of vessels, the number of trips, and increasing fuel costs will have on your
   operations and if you expect these trends to continue, given that your goal is to
   become a leading provider of processed seafood products in the PRC and overseas
   markets.

   Refer to Items 501.12.b.1, b.3 and b.4 of the Codification of Financial Reporting
   Policies.

Liquidity and Capital Resources, page 77

28.   Please revise to discuss in more detail and quantify your short-term and long-term
   cash requirements. Your discussion should include the funds necessary to maintain
   current operations and any commitments for capital expenditures and other
   expenditures. Refer to Section IV of the Commission's Interpretive Release on
   Managements Discussion and Analysis of Financial Condition and Results of
   Operations which is located on our website at: http://www.sec.gov/rules/interp/33-
   8350.htm.

   Please also refer to the Codification of Financial Reporting Policies Item 501.13.
   Liquidity and Capital Resources, which indicates that a company is required to
   include in MD&A the following information, to the extent material, and expand on
   your discussion as appropriate:

   - the existence and timing of commitments for capital expenditures and
     other known and reasonably likely cash requirements;
   - a description of expected changes in the mix and relative cost of capital
     resources;

- indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
- a discussion of prospective information regarding companies' sources of and needs for capital, except where otherwise clear from the discussion.

29. Please describe any known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity increasing or decreasing in any material way. We note, for example, your plans to expand your storage capacity and to expand your research and development.

Critical Accounting Policies, page 80

30. We note your reference to Note 2 in the Audited Financial Statements. Please revise to disclose what specific estimates are made by management in preparing your financial statements. Refer to Section V of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Directors Executive Officers, Promoters and Control Persons

Directors and Officers, page 82

31. Eliminate any gaps in time during the past five years in the biographies of your officers and directors. We note for example, the gaps in Mr. Yang's biography between October 2003 and July 2005.

32. Explain the reference to the Zhejiang East Ocean Navy.

Board Committees, page 84

33. We note your statement that you intend to increase the number of independent directors by the end of 2007. State whether you have done so, and if not, when you expect to.

Code of Ethics, page 84

34. We note your statement that you intend to adopt a Code of Ethics. State whether you have done so, and if not when you expect to.

Executive Compensation, page 84

General

35. Please move the Compensation Discussion and Analysis to the beginning of this section.

Bonuses and Deferred Compensation, page 86

36. State when the incentive bonuses will be paid and for what performance period. Explain why and how this particular performance metric was chosen.

Compensation Discussion and Analysis, page 87

37. We note that you determine executive compensation based on, among other things, the level of compensation paid to similarly situated executives in comparably sized companies. Please identify the peer group you use. Also discuss how you use the information you obtain from your benchmarking to establish compensation.

We note that you also look at the contributions made by the officers to your success. Please provide further analysis of how you measure this contribution for each officer. We may have further comment.

38. You state that no pre-established, objective performance goals or metrics have been used to determine executive compensation and that you have not provided any discretionary bonuses. Please reconcile these statements with the disclosure on page 86 of the incentive bonuses you intend to pay.

Base Salary, page 87

39. State each executive's base salary for 2007.

Certain Relationships and Related Transactions, page 89

General

40. Provide in tabular format the information required by Item 404(c) of Regulation S-K in regard to Mr. Liu. Disclose the nature and amount of anything of value (including money, property, contracts, options, or rights of any kind) that he and any affiliate has received during the past five years or will receive, either directly or indirectly, from you and the nature of any assets services or other consideration you received from Mr. Liu. As to assets acquired by you from Mr. Liu, provide the information required by Item 404(c)(ii) of Regulation S-K. We note that, in

addition to the reverse merger with Nice in November 2007, assets were obtained from Mr. Liu by Nice in a series of transactions in June and August 2006.

41. Please provide the disclosure required by Item 404(b) of Regulation S-K. Please add a risk factor that discusses the risk to investors resulting from your lack of an independent board of directors.

42. In regard to all of the transactions discussed in this section, state whether they were on terms available to third parties. File as exhibits all of the contracts discussed in this section.

Provision of guarantees by Pengfei Liu and Yazuo Qiu, page 90

43. Indicate any consideration provided to Messrs. Liu and Qiu in exchange for their guarantees.

Undertakings, page 96

44. Provide the undertakings required by Item 512(a)(6) and (h) of Regulation S-K.

Signature Page

45. Your Chief Accounting Officer, or someone acting in that capacity, must sign the S-1. With your next amendment, please provide this signature.

Consolidated Statements of Operations and Comprehensive Income, page F-4

46. We note your presentation of cost of revenue and gross profit prior to your line item for depreciation and amortization expense. Please revise your presentation to comply with SAB 11:B.

47. Revise to disclose earnings per share information pursuant to the provisions of SFAS 128.

Unaudited Pro forma Financial Information

48. We note you have prepared pro forma adjustments which assume you have received the proceeds from the issuance of common stock. Please note that your pro forma financial statements may not reflect the receipt or application of offering proceeds unless the offering meets the criteria of Rule 170 of the Securities Act. Therefore, please either clarify how your offering meets this criterion or remove the offering pro forma adjustments from your pro forma financial statements.

49. Please note that the denominator in computing pro forma EPS should only include those common shares whose proceeds are being reflected in the pro forma adjustments in the consolidated pro forma financial statements. Therefore, if you remove the offering proceeds from your pro forma financial statements, you should revise your pro forma EPS information accordingly. You may present "additional" EPS information reflecting the issuance of all shares if you consider this information meaningful.

50. We note that you have eliminated the expenses reported in the underlying financial statements of "the Parent" as pro forma adjustments when preparing the consolidated pro forma financial statements. While it is appropriate to eliminate the accumulated deficit of "the Parent", you should not eliminate the expenses recorded in the underlying financial statements unless the adjustments give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Please revise to include the historical expenses of "the Parent" in your consolidated pro forma financial statements or explain why you believe that the adjustments to eliminate the expenses are appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Carroll at 202-551-3362 or, in his absence, Chris White at 202-551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Levy
         B. Carroll
         C. White